UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

_____

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) **March 4, 2004**

MIM Corporation
(Exact Name of Registrant as Specified in its Charter)

Delaware	**0-28740**	**05-0489664**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

100 Clearbrook Road, Elmsford, New York	**10523**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(914) 460-1600**

_____

(Former Name or Former Address, if Changed Since Last Report)

Item 12. Results of Operations and Financial Condition.

On March 4, 2004, MIM Corporation (the "Company") issued a press release announcing that a pre-tax charge of approximately $950,000 will be included in the Company's 2003 full year results based on accounting rules governing its tentative settlement of a litigation subsequent to its 2003 fiscal year end and 2003 fourth quarter. A copy of the press release is furnished as Exhibit 99.1 hereto.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned duly authorized.

Date: March 5, 2004   MIM CORPORATION

                                                  By: _____

                                                     James S. Lusk,
                                                     Executive Vice President
                                                     and Chief Financial Officer

EXHIBIT INDEX

<u>Exhibit Number</u>   <u>Description of Exhibit</u>

   99.1   Press Release issued by MIM Corporation on March 4, 2004

EXHIBIT 99.1



MIM Reaches Tentative Agreement with Founder
-- Settlement Amount to be Recorded in Fourth Quarter 2003 --

ELMSFORD, NY – March 4, 2004- **MIM Corporation (NASDAQ:MIMS) (CBOE:OQX) (AMEX:OQX)**, a pharmaceutical healthcare organization, today announced that it has reached a tentative settlement with the Company's founder concerning his pending indemnification action against the Company. As previously disclosed in the Company's quarterly filings, an action was commenced for, among other things, indemnification of $2.4 million paid to the federal government and State of Tennessee.

Although a tentative settlement was entered into subsequent to the Company's 2003 fiscal year end and its 2003 year-end and fourth quarter earnings press release, based on the accounting rules governing this type of transaction, it will be accounted for in the fourth quarter of 2003. Accordingly, the Company estimates that a pre-tax charge of $950,000 will be included in the Company's 2003 full year results.

As a result, fourth quarter diluted earnings per share are $0.04 versus $0.07, as previously reported. The annual diluted earnings per share are now $0.40 versus $0.43. Net income for the fourth quarter 2003 is now $1.0 million compared to $1.5 million, as previously reported. The net income for the year is restated at $9.1 million compared to $9.7 million.

"Given the substantial costs of proceeding with this litigation and the significant management time and attention that would be required, we believe that a settlement makes sense at this time and is in the best interests of stockholders," said Mr. Richard H. Friedman, the Company's Chairman and Chief Executive Officer.

The Company believes that it has rights of recovery for amounts paid in this settlement against third parties. The Company is exploring its rights against these parties and will pursue recovery if it is ultimately deemed to be in the stockholders' best interests. The settlement is subject to documentation and approval by MIM's Board and, if finalized, would include both parties' full release of the other.

The settlement does not impact previously reported sales or gross profits and does not change the Company's 2004 financial guidance.

MIM Corporation (www.mimcorporation.com) is a pharmaceutical healthcare organization delivering innovative pharmacy benefit and healthcare solutions that provide results beyond expectations. We excel by harnessing our clinical expertise, sophisticated data management, and therapeutic fulfillment capability, and combine it with our dedicated, responsive team of professionals that understands our partners' needs. The result is cost-effective solutions enhancing the quality of patient life.

Contacts:

James S. Lusk
Executive Vice President/Chief Financial Officer
MIM Corporation
914-460-1648
Email: jlusk@mimcorporation.com

Rachel Levine
Investor Relations
The Anne McBride Co.
212-983-1702 x.207
Email: rlevine@annemcbride.com